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                                                                 Exhibit (e)(14)

                              RETENTION AGREEMENT

     THIS RETENTION AGREEMENT (this "Agreement") is entered into as of the 13 day of October, 2000 (the "Effective Date"), by and between pcOrder.com, Inc., a Delaware corporation (the "Employer"), and Carleton K. Thompson (the "Employee").

     The Employer desires to secure the continuing employment of Employee, and Employee desires to continue his employment with the Employer, in accordance with the terms and conditions set forth herein:

NOW, THEREFOR, THE PARTIES AGREE AS FOLLOWS:

     1.   Severance Benefits. In the event that (a) a proposed Corporate Event
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is publicly announced between the date of this Agreement and December 31, 2000,
Employee remains employed by Employer through the closing of the Corporate Event, and either Employee or Employer terminates Employee's employment within 3 months after such closing, (b) no proposed Corporate Event is publicly announced between the date of this Agreement and December 31, 2000, Employee remains employed by Employer through December 31, 2000 and either Employee or Employer terminate Employee's employment with Employer on or before June 30, 2001, or (c) Employer terminates Employee at any time without Cause, then Employer shall (i) continue to pay to Employee a monthly amount equal to one-twelfth of the then current annual base salary for six months following the effective date of such termination, (ii) continue to provide to Employee the group health, life, and disability insurance customarily accorded to the employees of Employer (through COBRA or otherwise) for a period of six months following the effective date of such termination, and (iii) pay Employee within one week following such termination a prorated bonus from July 1, 2000 through the date of termination at the rate of $50,000 per 6-month period (less any bonus amount previously paid by Employer to Employee with respect to such period). For the purposes of this Agreement, a unilateral reduction by Employer in Employee's base salary shall be considered a termination by Employer.

     2.   Definition of Cause. For the purposes of this Agreement, "Cause"
          -------------------
means an unexcused absence for an extended period of time, or misconduct of any kind, including criminal conduct, theft or misappropriation of any Employer property (including trade secrets), breach of Proprietary Information Agreement with Employer, or any other action that is intended to or reasonably likely to cause harm to Employer or its employees. "Cause" does not include termination due to layoff by Employer.

     3.   Definition of Corporate Event. For the purpose of this Agreement,
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"Corporate Event" means a transaction or series of related transactions in which a third party (including Trilogy Software, Inc. or an affiliate of Trilogy Software, Inc.) acquires stock in the Employer resulting in it owning all or substantially all of the stock of Employer or acquires substantially all of the assets of Employer's enterprise software business.

     4.   Employment At Will. This Agreement does not alter the at-will nature
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of Employee's relationship with Employer. Either Employer or Employee may terminate this Agreement at any time for any reason, subject to the obligations under this Agreement.
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     IN WITNESS WHEREOF, Employer and Employee have executed this Agreement as of the Effective Date.


EMPLOYER:                                      EMPLOYEE:

PCORDER.COM, INC.


By:    /s/ ROSS A. COOLEY                      /s/ CARLETON K. THOMPSON
   ---------------------------------------     ---------------------------------
   Ross A. Cooley, Chief Executive Officer     CARLETON K. THOMPSON




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